UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

Wilmington Tax-Exempt Money Market Fund

Part A:	General Information

Item A.1	Report for 8/22/2016

Item A.2	830744

Item A.3	S000005616

Item A.4	33-20673

Item A.5	Mary Ellen Reilly Email Address: mereilly@mtb.com Phone: 302-651-8118

Part B:	Default of event of insolvency of portfolio security issuer — NOT APPLICABLE

Part C:	Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution

Item C.2	Person providing support – Wilmington Funds Management Corporation

Item C.3	Brief Description of relationship between the person providing support and the fund – Wilmington Funds Management Corporation the investment advisor to Wilmington Tax-Exempt Money Market Fund (the “Fund”), a portfolio of Wilmington Funds.

Item C.4	Date Support Provided – August 22, 2016

Item C.5	Amount of Support – $71,312.83

Item C.6	Not applicable

Item C.7	Not applicable

Item C.8	Brief description of reason for support – Wilmington Funds

Management Corporation is making a capital contribution to the Fund. Since inception, the Fund’s net asset value has been calculated in accordance with procedures adopted by the Board to use the amortized cost method to value the Fund’s shares at $1.00 per share. The contribution, in the amount noted above, is being made in anticipation of a reorganization of the Fund into an affiliated money market fund. This contribution reduces the difference between the value of the Fund’s net assets and the net asset value of shares outstanding on the date of the reorganization. The reorganization is scheduled to be completed as of the closing date August 22, 2016.

Item C.9	Term of support – one-time

Item C.10	Brief Description of any contractual restrictions relating to support – none.

Part D:	Deviation between current net asset value per share and intended stable price per share — NOT APPLICABLE

Part E:	Imposition of liquidity fee — NOT APPLICABLE

Part F:	Suspension of fund redemptions — NOT APPLICABLE

Part G:	Removal of liquidity fees and/or resumption of fund redemptions — NOT APPLICABLE

Part H:	Optional disclosure — NOT APPLICABLE

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wilmington Funds
(Registrant)

August 22, 2016
Date

/s/ Mary Ellen Reilly
(Signature)
Mary Ellen Reilly
Chief Compliance Officer
Wilmington Funds